Exhibit 99.1

Notice to ASX and LSE

Results of Rio Tinto annual general meetings

2 May 2018

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 11 April 2018 and 2 May 2018 respectively.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 17 contained in the notices of meeting for each of Rio Tinto plc and Rio Tinto Limited fall into this category. Resolutions 18 to 21 of the Rio Tinto plc notice of meeting were put to Rio Tinto plc shareholders only and resolutions 18 to 20 of the Rio Tinto Limited notice of meeting were put to Rio Tinto Limited shareholders only.

All resolutions were carried, with the exception of the requisitioned resolutions 19 and 20 that were put to shareholders of Rio Tinto Limited only.  Requisitioned resolution 19 was not carried and requisitioned resolution 20 was not valid, as it was conditional on resolution 19 being carried by the required majority. All resolutions were decided by poll.

The results of the Rio Tinto plc polls were certified by the scrutineer, Computershare Investor Services PLC, and the results of the Rio Tinto Limited polls were as reported by the duly appointed returning officer, a representative of Computershare Investor Services Pty Limited. These results are as set out below. Information on the final proxy position for each company is detailed in Appendix 1, and the votes cast on each resolution as a percentage of the issued capital of each company is set out on our website at riotinto.com/agm2018.

The following joint decision resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were duly carried.  Information on the final proxy position is set out below:

Resolution	Total Votes Cast	For		Against		Withheld / Abstained[1]
		Number	%	Number	%
1. Receipt of the 2017 Annual report	1,241,222,133	1,196,646,282	96.41	44,575,851	3.59	6,373,749
2. Approval of the Remuneration Policy	1,209,963,085	1,157,103,709	95.63	52,859,376	4.37	37,598,712
3. Approval of the Directors’ Remuneration Report: Implementation Report	1,207,823,991	1,091,233,129	90.35	116,590,862	9.65	39,733,694
4. Approval of the Directors’ Remuneration Report	1,219,897,208	1,093,943,297	89.68	125,953,911	10.32	27,660,314
5A. Approval of the Rio Tinto 2018 Equity Incentive Plan	1,246,273,582	1,185,191,394	95.10	61,082,188	4.90	1,284,427

Resolution	Total Votes Cast	For		Against		Withheld / Abstained[1]
		Number	%	Number	%
5B. Approval of potential termination benefits payable under the Rio Tinto 2018 Equity Incentive Plan	1,245,749,221	1,221,760,831	98.07	23,988,390	1.93	1,809,446
6. To re-elect Megan Clark as a director	1,246,716,045	1,240,656,806	99.51	6,059,239	0.49	881,104
7. To re-elect David Constable as a director	1,246,682,067	1,241,948,213	99.62	4,733,854	0.38	916,576
8. To re-elect Ann Godbehere as a director	1,138,820,751	1,095,268,647	96.18	43,552,104	3.82	108,781,633
9. To re-elect Simon Henry as a director	1,246,658,332	1,241,858,543	99.61	4,799,789	0.39	940,314
10. To re-elect Jean-Sébastien Jacques as a director	1,246,828,147	1,244,932,357	99.85	1,895,790	0.15	769,498
11. To re-elect Sam Laidlaw as a director	1,246,681,366	1,232,162,134	98.84	14,519,232	1.16	917,279
12. To re-elect Michael L’Estrange as a director	1,246,699,114	1,240,991,702	99.54	5,707,412	0.46	899,531
13. To re-elect Chris Lynch as a director	1,246,823,624	1,243,025,393	99.70	3,798,231	0.30	774,446
14. To re-elect Simon Thompson as a director	1,238,216,463	1,202,526,233	97.12	35,690,230	2.88	9,381,182
15. Re-appointment of auditors	1,245,671,944	1,224,110,704	98.27	21,561,240	1.73	1,896,204
16. Remuneration of auditors	1,245,620,943	1,242,501,652	99.75	3,119,291	0.25	1,966,817
17. Authority to make political donations	1,246,277,045	1,237,488,090	99.29	8,788,955	0.71	1,288,304

¹ In calculating the results of the respective polls under the joint electoral procedure, “withheld” votes at Rio Tinto plc’s meeting are aggregated with “abstained” votes at Rio Tinto Limited’s meeting.  For all relevant purposes “withheld” votes and “abstained” votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

The following resolutions were put to Rio Tinto plc shareholders only and carried at the Rio Tinto plc meeting held on 11 April 2018. Resolution 18 was carried as an ordinary resolution and resolutions 19 to 21 as special resolutions. In accordance with the UK Listing Authority’s Listing Rule 9.6.2, copies of all the resolutions passed by Rio Tinto plc shareholders, other than ordinary business, have been submitted to the National Storage Mechanism and are available for inspection at http://www.morningstar.co.uk/uk/NSM.  The results of the polls were as follows:

Resolution	Total Votes Cast	For		Against		Withheld / Abstained
		Number	%	Number	%
18. General authority to allot shares	1,006,353,064	874,871,037	86.93	131,482,027	13.07	575,263
19. Disapplication of pre-emption rights	1,003,758,656	1,000,449,501	99.67	3,309,155	0.33	3,175,870
20. Authority to purchase Rio Tinto plc shares	1,006,358,711	989,681,909	98.34	16,676,802	1.66	576,554
21. Notice period for general meetings other than annual general meetings	1,006,582,583	953,735,651	94.75	52,846,932	5.25	355,405

Resolutions 18 and 19 below were put to Rio Tinto Limited shareholders only. Resolution 18 was carried as a special resolution.  Resolution 19, also a special resolution, was NOT carried. The results of the polls were as follows:

Resolution	Total Votes Cast	For		Against		Withheld / Abstained
		Number	%	Number	%
18. Renewal of off-market and on-market share buy-back authorities	239,898,620	238,279,707	99.33	1,618,913	0.67	765,777
19. Requisitioned resolution to amend the constitution of Rio Tinto Limited	225,826,706	24,067,006	10.66	201,759,700	89.34	14,837,702

Resolution 20 was NOT valid as it was conditional on resolution 19 being carried by the required majority. Poll figures are provided below for information purposes only.

Resolution	Total Votes Cast	For		Against		Withheld / Abstained
		Number	%	Number	%
20. Requisitioned resolution on public policy advocacy on climate change and energy	233,473,585	42,101,690	18.03	191,371,895	81.97	7,190,822

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

Steve Allen Group company secretary	Tim Paine Joint company secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 1345 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Appendix 1

FINAL PROXY POSITION

Shareholders are encouraged to look at the voting figures provided in the main part of this announcement, as proxy figures may not be an accurate indication of the voting at the annual general meetings; a proxy is an authority or direction to the proxy holder to vote and not a vote itself.

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS

References in this appendix in respect of resolutions 1-17 to an appointment specifying that a proxy abstain on a resolution should, when referring to voting at Rio Tinto plc’s annual general meeting, be taken as references to the appointment specifying that the proxy withhold from voting on a resolution.

The proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares in accordance with the DLC structure) on the resolutions put to both Rio Tinto plc and Rio Tinto Limited shareholders under the joint electoral procedure was as follows:

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
1. Receipt of the 2017 Annual report
Total number of proxy votes exercisable by all proxies validly appointed:	1,005,642,565	233,951,902
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	961,869,242	228,962,705
(ii) was to vote against the resolution	42,815,437	1,804,323
(iii) was to abstain on the resolution	1,255,859	5,116,972
(iv) may vote at the proxy's discretion	957,886	3,184,874
2. Approval of the Remuneration Policy
Total number of proxy votes exercisable by all proxies validly appointed:	976,238,532	232,090,238
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	933,278,780	219,289,174
(ii) was to vote against the resolution	41,985,956	9,649,089
(iii) was to abstain on the resolution	30,661,590	6,954,168
(iv) may vote at the proxy's discretion	973,796	3,151,975
3. Approval of the Directors’ Remuneration Report: Implementation Report
Total number of proxy votes exercisable by all proxies validly appointed:	969,768,997	236,615,515
Total number of proxy votes in respect of which the appointments specified that the proxy:

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
(i) was to vote for the resolution	886,586,472	200,393,583
(ii) was to vote against the resolution	82,211,183	33,074,307
(iii) was to abstain on the resolution	37,130,047	2,429,502
(iv) may vote at the proxy's discretion	971,342	3,147,625
4. Approval of the Directors’ Remuneration Report
Total number of proxy votes exercisable by all proxies validly appointed:	981,580,359	236,864,876
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	889,233,171	200,405,225
(ii) was to vote against the resolution	91,380,551	33,313,372
(iii) was to abstain on the resolution	25,318,523	2,180,141
(iv) may vote at the proxy's discretion	966,637	3,146,279
5A. Approval of the Rio Tinto 2018 Equity Incentive Plan
Total number of proxy votes exercisable by all proxies validly appointed:	1,006,392,194	238,270,286
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	953,858,530	225,884,296
(ii) was to vote against the resolution	51,563,229	9,229,871
(iii) was to abstain on the resolution	508,107	774,277
(iv) may vote at the proxy's discretion	970,435	3,156,119
5B. Approval of potential termination benefits payable under the Rio Tinto 2018 Equity Incentive Plan
Total number of proxy votes exercisable by all proxies validly appointed:	1,005,912,767	238,229,119
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	983,419,891	232,551,599
(ii) was to vote against the resolution	21,508,433	2,511,767
(iii) was to abstain on the resolution	987,650	815,898

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
(iv) may vote at the proxy's discretion	984,443	3,165,753
6. To re-elect Megan Clark as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,006,344,055	238,752,310
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	999,856,540	235,029,662
(ii) was to vote against the resolution	5,515,161	535,959
(iii) was to abstain on the resolution	555,454	316,564
(iv) may vote at the proxy's discretion	972,354	3,186,689
7. To re-elect David Constable as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,006,347,462	238,708,819
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,001,292,671	234,877,460
(ii) was to vote against the resolution	4,085,848	640,549
(iii) was to abstain on the resolution	553,541	360,055
(iv) may vote at the proxy's discretion	968,943	3,190,810
8. To re-elect Ann Godbehere as a director
Total number of proxy votes exercisable by all proxies validly appointed:	914,527,007	222,620,361
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	887,167,631	203,093,026
(ii) was to vote against the resolution	26,392,643	16,324,662
(iii) was to abstain on the resolution	92,373,999	16,448,513
(iv) may vote at the proxy's discretion	966,733	3,202,673
9. To re-elect Simon Henry as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,006,317,052	238,715,493

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,001,223,510	234,839,610
(ii) was to vote against the resolution	4,106,159	684,521
(iii) was to abstain on the resolution	583,954	353,381
(iv) may vote at the proxy's discretion	987,383	3,191,362
10. To re-elect Jean-Sébastien Jacques as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,006,460,861	238,741,355
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,003,906,749	235,227,028
(ii) was to vote against the resolution	1,581,742	310,727
(iii) was to abstain on the resolution	439,144	327,519
(iv) may vote at the proxy's discretion	972,370	3,203,600
11. To re-elect Sam Laidlaw as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,006,336,038	238,719,542
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	991,864,054	234,479,121
(ii) was to vote against the resolution	13,499,673	1,010,431
(iii) was to abstain on the resolution	564,966	349,333
(iv) may vote at the proxy's discretion	972,311	3,229,990

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
12. To re-elect Michael L’Estrange as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,006,343,470	238,729,858
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,001,213,375	234,802,386
(ii) was to vote against the resolution	4,161,415	714,111
(iii) was to abstain on the resolution	557,535	339,016
(iv) may vote at the proxy's discretion	968,680	3,213,361
13. To re-elect Chris Lynch as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,006,480,394	238,717,444
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,002,356,686	234,827,590
(ii) was to vote against the resolution	3,135,615	659,073
(iii) was to abstain on the resolution	420,701	350,765
(iv) may vote at the proxy's discretion	988,093	3,230,781
14. To re-elect Simon Thompson as a director
Total number of proxy votes exercisable by all proxies validly appointed:	998,174,610	238,416,067
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	965,344,933	231,907,649
(ii) was to vote against the resolution	31,855,759	3,273,088
(iii) was to abstain on the resolution	8,725,395	652,807
(iv) may vote at the proxy's discretion	973,918	3,235,330

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
15. Re-appointment of auditors
Total number of proxy votes exercisable by all proxies validly appointed:	1,005,698,289	238,353,711
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	985,093,950	233,689,580
(ii) was to vote against the resolution	19,642,435	1,460,287
(iii) was to abstain on the resolution	1,174,580	712,802
(iv) may vote at the proxy's discretion	961,904	3,203,844
16. Remuneration of auditors
Total number of proxy votes exercisable by all proxies validly appointed:	1,005,674,160	238,327,963
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,002,364,530	234,036,809
(ii) was to vote against the resolution	2,335,876	779,605
(iii) was to abstain on the resolution	1,216,974	740,911
(iv) may vote at the proxy's discretion	973,754	3,511,549
17. Authority to make political donations
Total number of proxy votes exercisable by all proxies validly appointed:	1,006,280,184	238,371,829
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	999,079,648	232,672,855
(ii) was to vote against the resolution	6,236,663	2,532,210
(iii) was to abstain on the resolution	588,990	695,568
(iv) may vote at the proxy's discretion	963,873	3,166,764

PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 11 APRIL 2018	Rio Tinto plc
18. General authority to allot shares
Total number of proxy votes exercisable by all proxies validly appointed:	1,006,320,560
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	873,872,300
(ii) was to vote against the resolution	131,473,829
(iii) was to abstain on the resolution	574,523
(iv) may vote at the proxy's discretion	974,431
19. Disapplication of pre-emption rights
Total number of proxy votes exercisable by all proxies validly appointed:	1,003,722,423
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	999,450,674
(ii) was to vote against the resolution	3,296,619
(iii) was to abstain on the resolution	3,175,870
(iv) may vote at the proxy's discretion	975,130
20. Authority to purchase Rio Tinto plc shares
Total number of proxy votes exercisable by all proxies validly appointed:	1,006,321,730
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	988,695,479
(ii) was to vote against the resolution	16,666,189
(iii) was to abstain on the resolution	576,553
(iv) may vote at the proxy's discretion	960,062

PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 11 APRIL 2018	Rio Tinto plc
21. Notice period for general meetings other than annual general meetings
Total number of proxy votes exercisable by all proxies validly appointed:	1,006,545,602
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	953,241,474
(ii) was to vote against the resolution	52,335,639
(iii) was to abstain on the resolution	355,404
(iv) may vote at the proxy's discretion	968,489

PROXY POSITION FOR RIO TINTO LIMITED ONLY MATTERS - RESOLUTION FROM MEETING HELD ON 2 MAY 2018	Rio Tinto Limited
18. Renewal of off-market and on-market share buy-back authorities
Total number of proxy votes exercisable by all proxies validly appointed:	238,309,910
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	233,408,755
(ii) was to vote against the resolution	1,662,724
(iii) was to abstain on the resolution	758,965
(iv) may vote at the proxy's discretion	3,238,431
19. Requisitioned resolution to amend the constitution of Rio Tinto Limited
Total number of proxy votes exercisable by all proxies validly appointed:	222,978,233
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	23,106,243
(ii) was to vote against the resolution	196,783,583
(iii) was to abstain on the resolution	16,090,641
(iv) may vote at the proxy's discretion	3,088,407
20. Requisitioned resolution on public policy advocacy on climate change and energy
Total number of proxy votes exercisable by all proxies validly appointed:	231,893,834
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	41,841,349
(ii) was to vote against the resolution	186,971,441
(iii) was to abstain on the resolution	7,175,039
(iv) may vote at the proxy's discretion	3,081,044